Pricing Supplement dated February 19, 2015 to the	Filed Pursuant to Rule 424(b)(2)
Prospectus dated December 1, 2014	Registration No. 333-200089
Prospectus Supplement and Product Prospectus Supplement (Rate Linked Notes, Series A) dated December 1, 2014

The Bank of Nova Scotia

$10,000,000

Callable Fixed Rate Notes, Series A
Due February 25, 2027

• 100% repayment of principal at maturity, subject to the credit risk of the Bank	• Semi-annual interest payments
• Callable by the Bank on or after the fifth anniversary of issuance	• Interest Rate of 3.25% per annum that is fixed over the term of the Notes

The Callable Fixed Rate Notes, Series A Due February 25, 2027 (the “Notes”) offered hereunder are unsecured obligations of The Bank of Nova Scotia and are subject to investment risks including possible loss of the Principal Amount invested due to the credit risk of The Bank of Nova Scotia. As used in this pricing supplement, the “Bank,” “we,” “us” or “our” refers to The Bank of Nova Scotia.

The Notes will not be listed on any securities exchange or automated quotation system.

NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES OR PASSED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT, THE ACCOMPANYING PROSPECTUS, PROSPECTUS SUPPLEMENT OR PRODUCT PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE NOTES ARE NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION PURSUANT TO THE CANADA DEPOSIT INSURANCE CORPORATION ACT, THE UNITED STATES FEDERAL DEPOSIT INSURANCE CORPORATION, OR ANY OTHER GOVERNMENTAL AGENCY OF CANADA, THE UNITED STATES OR ANY OTHER JURISDICTION.

Scotia Capital (USA) Inc., our affiliate, will purchase the Notes from us for distribution to agents or other registered broker-dealers or will offer the Notes directly to investors. Scotia Capital (USA) Inc. and Barclays Capital Inc. (together, the “Underwriters”) or any of their affiliates or agents may use this final pricing supplement in market-making transactions in the Notes after their initial sale.  Unless we, the Underwriters or one of our affiliates or agents selling such Notes to you informs you otherwise in the confirmation of sale, this final pricing supplement is being used in a market-making transaction.  See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement and “Supplemental Plan of Distribution” on page PS-32 of the accompanying product prospectus supplement.

Investment in the Notes involves certain risks.  You should refer to “Additional Risk Factors” in this pricing supplement and “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

	Per Note	Total
Price to public	Variable	Variable
Underwriting commissions[1]	0.50%	$50,000
Proceeds to Bank of Nova Scotia[2]	99.50%	$9,950,000

The stated Principal Amount and issue price of each Note is $1,000. The original issue price includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes. These costs and profits will likely reduce the secondary market price, if any, at which the Underwriters are willing to purchase the Notes. The Underwriters may, but are not obligated to, purchase any Notes. As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Trade Date and you may lose a substantial portion of your initial investment. The Bank’s profit in relation to the Notes will vary based on the difference between (i) the amounts received by the Bank in connection with the issuance and the reinvestment return received by the Bank in connection with those funds and (ii) the costs incurred by the Bank in connection with the issuance of the Notes and the hedging transactions. The Bank or its affiliates will also realize a profit that will be based on the (i) cost of creating and maintaining the hedging transactions minus (ii) the payments received on the hedging transactions.

We will deliver the Notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on or about February 25, 2015 against payment in immediately available funds.

Scotia Capital (USA) Inc.	Barclays Capital Inc.

1 Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Barclays Capital Inc. at a discount and underwriting commissions of up to $5.00 (0.50%) per $1,000 Principal Amount of the Notes in connection with the distribution of the Notes. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $995.00 or greater than $1,000.00 per $1,000 Principal Amount. See “Additional Risk Factors - The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” in this pricing supplement. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers. Scotia Capital (USA) Inc. may separately receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of the Notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this pricing supplement.

2 Excludes potential profits from hedging. For additional considerations relating to hedging activities see “Additional Risk Factors - The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices” in this pricing supplement.

Summary

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the prospectus, the prospectus supplement and the product prospectus supplement, each filed with the SEC. See “Additional Terms of Your Notes” in this pricing supplement.

Issuer:	The Bank of Nova Scotia (the “Issuer” or the “Bank”)
Type of Note	Callable Fixed Rate Notes, Series A
CUSIP/ISIN:	CUSIP 064159GE0 / ISIN US064159GE03
Minimum Investment:	$1,000
Denominations:	$1,000 and integral multiples of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Currency:	U.S. Dollars
Trade Date:	February 19, 2015
Pricing Date:	February 19, 2015
Original Issue Date:	February 25, 2015
Maturity Date:	February 25, 2027
Business Day:	Any day which is neither a legal holiday nor a day on which banking institutions are authorized or obligated by law, regulation or executive order to close in New York and Toronto.
Interest Payment:

With respect to each Interest Payment Date, for each $1,000 Principal Amount of Notes, the Interest Payment will be calculated as $1,000 × 180/360 × Interest Rate, as described below.

Each Interest Payment is paid semi-annually and is calculated on a 30/360 unadjusted basis; (i)“30/360” means that Interest Payment is calculated on the basis of twelve 30-day months and (ii) “unadjusted” means that an Interest Payment may be delayed if the Interest Payment Date falls on a Saturday, Sunday or other non Business Day. As a result, each Interest Payment period will consist of 180 days (six 30-day months) and Interest Payments will accrue based on 180 days of a 360-day year. See "Payment at Maturity” and “Interest” on pages P-4 and P-5 of this pricing supplement.

Interest Rate:	3.25% per annum.
Interest Payment Dates:

The 25th calendar day of each February and August and commencing on August 25, 2015 and ending on the Maturity Date.

If these days are not Business Days, Interest Payments will be paid on the dates determined as described below.

Day Count Fraction:	30/360, unadjusted, following business day convention (all as more fully described below).
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Call Provision:	The Notes are redeemable at our option, in whole, but not in part, on any Call Payment Date, upon notice by us to DTC on or before the corresponding Call Notice Date, at an amount that will equal the Principal Amount of your Notes plus the Interest Payment applicable to such Interest Payment Date. If the Notes are called prior to the Maturity Date, you will be entitled to receive only the Principal Amount of the Notes and any accrued and unpaid Interest Payment in respect of Interest Payment Dates occurring on or before the Call Payment Date. In this case, you will lose the opportunity to continue to be paid Interest Payments in respect of Interest Payment Dates that would have occurred after the Call Payment Date.
Call Notice Date:	10 Business Days prior to the corresponding Call Payment Date.
Call Payment Dates:

The 25th calendar day of each February commencing on February 25, 2020 and ending on (but excluding) the Maturity Date, if we have given a call notice for the Notes on or before the corresponding Call Notice Date.

If this day is not a Business Day, the Call Payment will be determined according to the following business day convention.

Form of Notes:	Book-entry
Calculation Agent:	Scotia Capital Inc., an affiliate of the Bank
Underwriters:	Scotia Capital (USA) Inc. and Barclays Capital Inc.
Status:	The Notes will constitute direct, unsubordinated and unsecured obligations of the Bank ranking pari passu with all other direct, unsecured and unsubordinated indebtedness of the Bank from time to time outstanding (except as otherwise prescribed by law). Holders will not have the benefit of any insurance under the provisions of the Canada Deposit Insurance Corporation Act, the U.S. Federal Deposit Insurance Act or under any other deposit insurance regime of any jurisdiction.
Tax Redemption:	The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, if it is determined that changes in tax laws or their interpretation will result in the Bank (or its successor) becoming obligated to pay, on the next Interest Payment Date, additional amounts with respect to the Notes. See “Tax Redemption” in this pricing supplement.
Listing:	The Notes will not be listed on any securities exchange or quotation system.
Use of Proceeds:	General corporate purposes
Clearance and Settlement:	Depository Trust Company
Terms Incorporated:	All of the terms appearing under the caption “General Terms of the Notes” beginning on page PS-10 in the accompanying product prospectus supplement, as modified by this pricing supplement.

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ADDITIONAL TERMS OF YOUR NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2014, as supplemented by the prospectus supplement dated December 1, 2014 and the product prospectus supplement (Rate Linked Notes, Series A) dated December 1, 2014, relating to our Senior Note Program, Series A, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this pricing supplement will control.  The Notes may vary from the terms described in the accompanying prospectus, prospectus supplement, and product prospectus supplement in several important ways.  You should read this pricing supplement, including the documents incorporated herein, carefully.

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Additional Risk Factors Specific to the Notes” in the accompanying product prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website at http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000009631):

Prospectus dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008992/e61582_424b3.htm

Prospectus Supplement dated December 1, 2014:

https://www.sec.gov/Archives/edgar/data/9631/000089109214008993/e61583-424b3.htm

Product Prospectus Supplement (Rate Linked Notes, Series A), dated December 1, 2014

https://www.sec.gov/Archives/edgar/data/9631/000089109214008996/e61586-424b5.htm

The Bank of Nova Scotia has filed a registration statement (including a prospectus, a prospectus supplement, and a product prospectus supplement) with the SEC for the offering to which this pricing supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov, or accessing the links above.  Alternatively, The Bank of Nova Scotia, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the product prospectus supplement if you so request by calling 1-416-866-3672.

PAYMENT AT MATURITY

If the Notes have not been called by us, as described elsewhere in this pricing supplement, we will pay you the Principal Amount of your Notes on the Maturity Date, plus the final interest payment.

In the event that the stated Maturity Date is not a Business Day, then relevant repayment of principal will be made on the next Business Day (“Following Business Day Convention”).

Interest

We describe payments as being based on a “day count fraction” of “30/360, unadjusted, Following Business Day Convention.”

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This means that the number of days in the Interest Payment period will be based on a 360-day year of twelve 30-day months (“30/360”) and that the number of days in the Interest Payment period will be based on the days on which interest would have been paid if each such day was a Business Day, not on the actual days on which payment is made (“unadjusted”).

If any Interest Payment Date falls on a day that is not a Business Day (including any Interest Payment Date that is also the Maturity Date), the relevant Interest Payment will be made on the next Business Day under the Following Business Day Convention.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine (i) your Principal Amount and (ii) any accrued but unpaid interest payable based upon the then applicable Interest Rate calculated on the basis of a 360-day year consisting of twelve 30-day months.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes.  For more information, see “Description of the Debt Securities We May Offer—Events of Default” beginning on page 21 of the accompanying prospectus.

TAX REDEMPTION

The Bank (or its successor) may redeem the Notes, in whole but not in part, at a redemption price equal to the Principal Amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice as described below, if:

  as a result of any change (including any announced prospective change) in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada (or the jurisdiction of organization of the successor to the Bank) or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), and which in the written opinion to the Bank (or its successor) of legal counsel of recognized standing has resulted or will result (assuming, in the case of any announced prospective change, that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes; or
  on or after the Pricing Date (or, in the case of a successor to the Bank, after the date of succession), any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in Canada (or the jurisdiction of organization of the successor to the Bank) or any political subdivision or taxing authority thereof or therein, including any of those actions specified in the paragraph immediately above, whether or not such action was taken or decision was rendered with respect to the Bank (or its successor), or any change, amendment, application or interpretation shall be officially proposed, which, in any such case, in the written opinion to the Bank (or its successor) of legal counsel of recognized standing, will result (assuming, in the case of any announced prospective change, that such change, amendment, application, interpretation or action is applied to the Notes by the taxing authority and that such announced change will become effective as of the date specified in such announcement and in the form announced) in the Bank (or its successor) becoming obligated to pay, on the next succeeding date on which interest is due, additional amounts with respect to the Notes;

and, in any such case, the Bank (or its successor), in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it (or its successor).

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In the event the Bank elects to redeem the Notes pursuant to the provisions set forth in the preceding paragraph, it shall deliver to the Trustees a certificate, signed by an authorized officer, stating (i) that the Bank is entitled to redeem such Notes pursuant to their terms and (ii) the Principal Amount of the Notes to be redeemed.

Notice of intention to redeem such Notes will be given to holders of the Notes not more than 45 nor less than 30 days prior to the date fixed for redemption and such notice will specify, among other things, the date fixed for redemption and the redemption price.

ADDITIONAL RISK FACTORS

An investment in the Notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Additional Risk Factors Specific to the Notes” beginning on page PS-5 of the accompanying product prospectus supplement and “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement and on page 6 of the accompanying prospectus.

You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and product prospectus supplement.

Your Investment is Subject to a Reinvestment Risk in the Event We Elect to Call the Notes.

We have the ability to call the Notes prior to the Maturity Date. In the event we decide to exercise the Call Provision or our Tax Redemption right, the amount of interest payable would be less than the amount of interest payable if you held the Notes until the Maturity Date.  There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk following our exercise of the Call Provision or our Tax Redemption right.  We may choose to call the Notes early pursuant to the Call Provision or choose not to call the Notes early, in our sole discretion.  In addition, it is more likely that we will call the Notes prior to maturity pursuant to the Call Provision if a significant decrease in U.S. interest rates or a significant decrease in the volatility of U.S. interest rates would result in greater interest payments on the Notes than on instruments of comparable maturity, terms and credit worthiness than trading in the market.

Interest Rate Risk.

The Notes are an investment in a fixed interest rate. Fixed interest rate instruments are generally more sensitive to market interest rate changes. The prices of long-term debt obligations generally fluctuate more than prices of short-term debt obligations as interest rates change. Generally, when market interest rates rise, the prices of debt obligations fall, and vice versa. This risk may be particularly acute because market interest rates are currently at historically low levels. Therefore, an increase in market interest rates will adversely affect the value of your Notes.

Your Investment is Subject to the Credit Risk of The Bank of Nova Scotia.

The Notes are senior unsecured debt obligations of The Bank of Nova Scotia and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus, prospectus supplement and product prospectus supplement, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of The Bank of Nova Scotia, except such obligations as may be preferred by operation of law.  Any payment to be made on the Notes, including the return of the Principal Amount at maturity or on the Call Payment Date, as applicable, depends on the ability of The Bank of Nova Scotia to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of The Bank of Nova Scotia may affect the market value of the Notes and, in the event The Bank of Nova Scotia were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

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The Price at Which the Notes May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the Call Provision and Tax Redemption features of the Notes. Additionally, the interest rate of the Notes reflects not only our credit spread generally but also the Call Provision and Tax Redemption features of the Notes and thus may not reflect the rate at which a note without Call Provision and Tax Redemption features might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors.

Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise. Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The price at which the Notes may be sold prior to maturity will depend on a number of factors. Some of these factors include, but are not limited to: (i) volatility of the level of interest rates and the market’s perception of future volatility of the level of interest rates, (ii) changes in interest rates generally, (iii) any actual or anticipated changes in our credit ratings or credit spreads, and (iv) time remaining to maturity. In particular, because the terms of the Notes permit us to redeem the Notes prior to maturity, the price of the Notes may be impacted by the Call Provision and Tax Redemption features of the Notes. Additionally, the interest rate of the Notes reflects not only our credit spread generally but also the Call Provision and Tax Redemption features of the Notes and thus may not reflect the rate at which a note without Call Provision and Tax Redemption features might be issued and sold.

Depending on the actual or anticipated level of interest rates, the market value of the Notes may decrease and you may receive substantially less than 100% of the issue price if you sell your Notes prior to maturity.

The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Issue Price is Likely to Adversely Affect Secondary Market Prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which the Underwriters or any other party is willing to purchase the Notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude underwriting commissions paid with respect to the Notes and the cost of hedging our obligations under the Notes that are included in the original issue price. The cost of hedging includes the projected profit that we and/or our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions. In addition, any secondary market prices may differ from values determined by pricing models used by the Underwriters as a result of dealer discounts, mark-ups or other transaction costs.

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The Notes Lack Liquidity.

The Notes will not be listed on any securities exchange or automated quotation system.  Therefore, there may be little or no secondary market for the Notes.  The Underwriters or any other dealer may, but is not obligated to, make a market in the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which the Underwriters or any other dealer is willing to purchase the Notes from you.  If at any time the Underwriters or any other dealer were not to make a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

Scotia Capital (USA) Inc. or one of our affiliates will purchase the Notes at the Principal Amount and, as part of the distribution of the Notes, will sell the Notes to Barclays Capital Inc. at a discount and underwriting commissions of up to $5.00 (0.50%) per $1,000 Principal Amount of Notes in connection with the distribution of the Notes. In accordance with the terms of a distributor accession letter, Barclays Capital Inc. has been appointed as a distribution agent under the distribution agreement and may purchase Notes from The Bank of Nova Scotia or its affiliates. Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $995.00 or greater than $1,000.00 per $1,000 Principal Amount. Barclays Capital Inc. may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers. Scotia Capital (USA) Inc. will also receive a structuring and development fee of up to $0.50 (0.05%) per $1,000 Principal Amount of Notes.

In addition, each of the Underwriters or another of its affiliates or agents may use the product prospectus supplement to which this pricing supplement relates in market-making transactions after the initial sale of the Notes. While each of the Underwriters may make markets in the Notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. See the sections titled “Supplemental Plan of Distribution” in the accompanying prospectus supplement and product prospectus supplement.

We expect that delivery of the Notes will be made against payment therefor on or about the 4th Business Day following the date of pricing of the Notes (this settlement cycle being referred to as “T+4”).

The price at which you purchase the Notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the Notes, as set forth above. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the Notes.  As a result, you may experience an immediate and substantial decline in the market value of your Notes on the Issue Date.

Conflicts of Interest

Each of Scotia Capital (USA) Inc., and Scotia Capital Inc. is an affiliate of the Bank and, as such, has a ‘‘conflict of interest’’ in this offering within the meaning of FINRA Rule 5121. In addition, the Bank will receive the gross proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. Neither Scotia Capital (USA) Inc. nor Scotia Capital Inc. is permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates are full service financial institutions engaged in various activities,  which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities.  Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Bank, for which they received or will receive customary fees and expenses.

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In the ordinary course of their various business activities, Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the Bank.  Scotia Capital (USA) Inc., Barclays Capital Inc., and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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CERTAIN CANADIAN INCOME TAX CONSEQUENCES

See “Certain Income Tax Consequences—Certain Canadian Income Tax Considerations” at page S-24 of the Prospectus Supplement dated December 1, 2014.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

We intend to treat all of the stated interest on the Notes as qualified stated interest for purposes of applying the original issue discount rules.

You should carefully consider the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences” in the accompanying product prospectus supplement. In particular, U.S. holders should review the discussion under “—Fixed Rate Notes, Floating Rate Notes, Inverse Floating Rate Notes, Step Up Notes, Leveraged Notes, Range Accrual Notes, Dual Range Accrual Notes and Non-Inversion Range Accrual Notes” and “—Sale, Redemption or Maturity of Notes that Are Not Treated as Contingent Payment Debt Instruments” under “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—U.S. Holders—Where the term of your Notes exceeds one year” in the product prospectus supplement and non-U.S. holders should review the discussion set forth in “Supplemental Discussion of U.S. Federal Income Tax Consequences—Supplemental U.S. Tax Considerations—Non-U.S. Holders” in the product prospectus supplement. U.S. holders should also review the discussion under “—Treasury Regulations Requiring Disclosure of Reportable Transactions”, “—Information With Respect to Foreign Financial Assets” and “—Backup Withholding and Information Reporting” under “United States Taxation” in the prospectus.

Foreign Account Tax Compliance Act. Sections 1471 through 1474 of the Internal Revenue Code (which are commonly referred to as “FATCA”) generally impose a 30% withholding tax on certain payments, including “pass-thru” payments to certain persons if the payments are attributable to assets that give rise to U.S.-source income or gain. Pursuant to recently issued final Treasury regulations and administrative guidance, this withholding tax would not be imposed on payments pursuant to obligations that are issued on or before the date that is six months after the date on which final Treasury regulations defining “foreign passthru payments” are published (and are not materially modified thereafter). Accordingly, FATCA withholding generally is not expected to be required on the Notes. If, however, withholding is required as a result of future guidance, we (and any paying agent) will not be required to pay additional amounts with respect to the amounts so withheld.

Significant aspects of the application of FATCA are not currently clear and Investors should consult their own advisors about the application of FATCA, in particular if they may be classified as financial institutions under the FATCA rules.

Prospective purchasers of the Notes should consult their tax advisors as to the federal, state, local and other tax consequences to them of acquiring, holding and disposing of the Notes and receiving payments under the Notes.

VALIDITY OF THE NOTES

In the opinion of Allen & Overy LLP, when the Notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the Notes will be valid, binding and enforceable obligations of the Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated November 10, 2014, which has been filed as Exhibit 5.1 to the Bank’s Form F-3 dated November 10, 2014.

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In the opinion of Osler, Hoskin & Harcourt LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the Notes have been duly executed, authenticated and issued in accordance with the Indenture, the Notes will be validly issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated November 10, 2014, which has been filed as Exhibit 5.2 to the Bank’s Form F-3 filed with the SEC on November 10, 2014.

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